SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Echelon Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value

Stock Appreciation Rights

(Title of Class of Securities)

27874N105

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Kathleen B. Bloch, Esq.

Echelon Corporation

550 Meridian Avenue

San Jose, CA 95126
(408) 938-5200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry W. Sonsini, Esq.
Page Mailliard, Esq.
John E. Aguirre, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$7,653,678.57	$300.79(1)

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options and/or stock appreciation rights to purchase 6,513,246 shares of common stock of Echelon Corporation having an aggregate value of $7,653,678.57 as of November 18, 2008 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of this transaction.
(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”), which Schedule TO was filed with the Securities and Exchange Commission on November 19, 2008, relating to an offer by Echelon Corporation, a Delaware corporation (“Echelon” or the “Company”), to exchange (the “Exchange Offer”) certain options and stock appreciation rights (“SARs”) to purchase up to an aggregate of 6,513,246 shares of the Company’s common stock, that were granted to eligible employees under the Company’s 1997 Stock Plan and remain outstanding and unexercised as of the expiration date, which is currently expected to be December 17, 2008 (the “Eligible Awards”).

These Eligible Awards may be exchanged for new SARs upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options and Stock Appreciation Rights for New Stock Appreciation Rights dated November 19, 2008 (the “Offer to Exchange”), (ii) the cover E-Mail to eligible employees from M. Kenneth Oshman, dated November 19, 2008, (iii) the Election Form, and (iv) the Withdrawal Form. The following disclosure materials were also provided to eligible employees by the Company: (1) the Forms of Confirmation E-Mails, (2) the Forms of Reminder E-Mails, (3) the Form of Personalized Eligible Award Addendum, (4) the E-Mail to eligible employees from Marcia Pugsley, dated November 19, 2008, (5) the Form of Exchange Calculator, (6) the Notice to Eligible Employees Regarding Expiration of Offer Period, (7) the Form of 1997 Stock Plan Stock Appreciation Right Agreement for U.S. Employees, (8) the Form of 1997 Stock Plan Stock Appreciation Right Agreement for Non-U.S. Employees including all country-specific appendices thereto, and (9) the Form E-Mail to eligible employees from Marcia Pugsley. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(M), respectively.

An “eligible employee” refers to all employees (including executive officers) of the Company or its subsidiaries who reside in the United States, Australia, Germany, Hong Kong, Italy, Japan, Korea, the Netherlands, Sweden, Switzerland or the United Kingdom as of the commencement of the Exchange Offer and who remain employees through the date exchanged Eligible Awards are canceled. Notwithstanding the foregoing, non-employee members of the Company’s board of directors as of the date of this Exchange Offer are not eligible employees and may not participate in this Exchange Offer.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 12 of this Schedule TO is hereby amended and supplemented to add the following additional disclosure materials provided to eligible employees of the Company: Form E-Mail to eligible employees from Marcia Pugsley, attached hereto as Exhibit (A)(1)(M).

This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.	Exhibits.

Item 12 is hereby amended and supplemented to add the following additional disclosure materials provided to eligible employees of the Company: Form E-Mail to eligible employees from Marcia Pugsley, attached hereto as Exhibit (A)(1)(M).

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options and Stock Appreciation Rights for New Stock Appreciation Rights, dated November 19, 2008.

(a)(1)(B)*	Cover E-mail to eligible employees from M. Kenneth Oshman, dated November 19, 2008.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Withdrawal Form.

(a)(1)(E)*	Forms of Confirmation E-Mails.

(a)(1)(F)*	Forms of Reminder E-Mails.

(a)(1)(G)*	Form of Personalized Eligible Award Addendum.

(a)(1)(H)*	E-Mail to eligible employees from Marcia Pugsley, dated November 19, 2008.

(a)(1)(I)*	Form of Exchange Calculator.

(a)(1)(J)*	Notice to Eligible Employees Regarding Expiration of Offer Period.

(a)(1)(K)*	Form of 1997 Stock Plan Stock Appreciation Right Agreement for U.S. Employees.

(a)(1)(L)*	Form of 1997 Stock Plan Stock Appreciation Right Agreement for Non-U.S. Employees including all country-specific appendices thereto.

(a)(1)(M)	Form E-Mail to eligible employees from Marcia Pugsley.

(b)	Not applicable.

(d)(1)*	Echelon Corporation 1997 Stock Plan (as amended and restated March 26, 2004), incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8, as filed with the Commission on June 1, 2005, Registration No. 333-125395.

(d)(2)*	Form of 1997 Stock Plan Stock Option Agreement with early exercise feature, incorporated by reference to the Exhibit 10.2(a) filed with the Company’s Annual Report on Form 10-K filed with the Commission on March 16, 2007, File No. 000-29748.

(d)(3)*	Form of 1997 Stock Plan Nonqualified Stock Option Agreement with early exercise feature, incorporated by reference to the Exhibit 10.2(b) filed with the Company’s Annual Report on Form 10-K filed with the Commission on March 16, 2007, File No. 000-29748.

(d)(4)*	Form of 1997 Stock Plan Nonqualified Stock Option Agreement, incorporated by reference to the Exhibit 10.2(c) filed with the Company’s Annual Report on Form 10-K filed with the Commission on March 16, 2007, File No. 000-29748.

(d)(5)*	Form of 1997 Stock Plan Stock Appreciation Right Agreement for Non-U.S. Employees, incorporated herein by reference to Exhibit 10.2(g) to the Company’s Annual Report on Form 10-K for the period ended December 31, 2006, as filed with the Commission on March 16, 2007, File No. 000-29748.

(d)(6)*	Form of 1997 Stock Plan Stock Appreciation Right Agreement, incorporated herein by reference to Exhibit 10.2(j) to the Company’s Annual Report on Form 10-K for the period ended December 31, 2007, as filed with the Commission on March 17, 2008, File No. 000-29748.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

ECHELON CORPORATION

/s/ Oliver R. Stanfield
Oliver R. Stanfield
Executive Vice President and Chief Financial Officer

Date: November 21, 2008

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options and Stock Appreciation Rights for New Stock Appreciation Rights, dated November 19, 2008.

(a)(1)(B)*	Cover E-Mail to eligible employees from M. Kenneth Oshman, dated November 19, 2008.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Withdrawal Form.

(a)(1)(E)*	Forms of Confirmation E-Mails.

(a)(1)(F)*	Forms of Reminder E-Mails.

(a)(1)(G)*	Form of Personalized Eligible Award Addendum.

(a)(1)(H)*	E-Mail to eligible employees from Marcia Pugsley, dated November 19, 2008.

(a)(1)(I)*	Form of Exchange Calculator.

(a)(1)(J)*	Notice to Eligible Employees Regarding Expiration of Offer Period.

(a)(1)(K)*	Form of 1997 Stock Plan Stock Appreciation Right Agreement for U.S. Employees.

(a)(1)(L)*	Form of 1997 Stock Plan Stock Appreciation Right Agreement for Non-U.S. Employees including all country-specific appendices thereto.

(a)(1)(M)	Form E-Mail to eligible employees from Marcia Pugsley.

(b)	Not applicable.

(d)(1)*	Echelon Corporation 1997 Stock Plan (as amended and restated March 26, 2004), incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8, as filed with the Commission on June 1, 2005, Registration No. 333-125395.

(d)(2)*	Form of 1997 Stock Plan Stock Option Agreement with early exercise feature, incorporated by reference to the Exhibit 10.2(a) filed with the Company’s Annual Report on Form 10-K filed with the Commission on March 16, 2007, File No. 000-29748.

(d)(3)*	Form of 1997 Stock Plan Nonqualified Stock Option Agreement with early exercise feature, incorporated by reference to the Exhibit 10.2(b) filed with the Company’s Annual Report on Form 10-K filed with the Commission on March 16, 2007, File No. 000-29748.

Exhibit Number	Description

(d)(4)*	Form of 1997 Stock Plan Nonqualified Stock Option Agreement, incorporated by reference to the Exhibit 10.2(c) filed with the Company’s Annual Report on Form 10-K filed with the Commission on March 16, 2007, File No. 000-29748.

(d)(5)*	Form of 1997 Stock Plan Stock Appreciation Right Agreement for Non-U.S. Employees, incorporated herein by reference to Exhibit 10.2(g) to the Company’s Annual Report on Form 10-K for the period ended December 31, 2006, as filed with the Commission on March 16, 2007, File No. 000-29748.

(d)(6)*	Form of 1997 Stock Plan Stock Appreciation Right Agreement, incorporated herein by reference to Exhibit 10.2(j) to the Company’s Annual Report on Form 10-K for the period ended December 31, 2007, as filed with the Commission on March 17, 2008, File No. 000-29748.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.